SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant
to Rule 13d-1(a) and Amendments thereto Filed
Pursuant to Rule 13d-2(a)

(Amendment No. 6)*
Bishop Capital Corporation
(Name of Issuer)

Common Stock, Par Value $0.01
(Title of Class of Securities)

09141T 10 7
(CUSIP Number)

Robert Robotti
c/o Robotti & Company, Incorporated
52 Vanderbilt Avenue
New York, New York 10017
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2004
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 20 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the *Notes*).

1. NAME OF FILING PARTIES
   Robert E. Robotti
   I.R.S. Identification No. Of Above Persons (Entities Only)

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ ]
   (b) [X]

3. SEC Use Only

4. Source of Funds
   AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization

   United States

Number of Shares Beneficially Owned by Each Reporting Person With	
7.	Sole Voting Power: -0-
8.	Shared Voting Power: 52,372
9.	Sole Dispositive Power: -0-
10.	Shared Dispositive Power: 52,372

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    52,372

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (9)
    5.4%

14. Type of Reporting Person (See Instructions)
    IN, HC

1. NAME OF FILING PARTIES
    Robotti & Company, Incorporated
    I.R.S. Identification No. Of Above Persons (Entities Only)

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]
    (b) [X]

3. SEC Use Only

4. Source of Funds
    WC, AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization

    New York

Number of
Shares   7. Sole Voting Power: -0-
Beneficially
Owned by   8. Shared Voting Power: 3,700
Each
Reporting   9. Sole Dispositive Power: -0-
Person With
                           10. Shared Dispositive Power: 3,700

11. Aggregate Amount Beneficially Owned by Each Reporting Person
     3,700

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (9)
     Less than 1%

14. Type of Reporting Person (See Instructions)
    CO, HC

1. NAME OF FILING PARTIES
    Robotti & Company, LLC
    I.R.S. Identification No. Of Above Persons (Entities Only)

_____

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [   ]
    (b) [X]

_____

3. SEC Use Only

_____

4. Source of Funds
    WC

_____

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [   ]

_____

6. Citizenship or Place of Organization

    New York

_____

Number of	7. Sole Voting Power: -0-
Shares	
Beneficially	8. Shared Voting Power: 3,500
Owned by	
Each	9. Sole Dispositive Power: -0-
Reporting	
Person With	10. Shared Dispositive Power: 3,500

_____

11. Aggregate Amount Beneficially Owned by Each Reporting Person
     3,500

_____

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ]

_____

13. Percent of Class Represented by Amount in Row (9)
     Less than 1%

_____

14. Type of Reporting Person (See Instructions)
     OO

1. NAME OF FILING PARTIES
Kenneth R. Wasiak
I.R.S. Identification No. Of Above Persons (Entities Only)

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]

3. SEC Use Only

4. Source of Funds
AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power: -0-

8. Shared Voting Power: 48,672

9. Sole Dispositive Power: -0-

10. Shared Dispositive Power: 48,672

11. Aggregate Amount Beneficially Owned by Each Reporting Person
48,672

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (9)
5.0%

14. Type of Reporting Person (See Instructions)
IN, HC

1. NAME OF FILING PARTIES
   Ravenswood Management Company, L.L.C.
   I.R.S. Identification No. Of Above Persons (Entities Only)

---

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ ]
   (b) [X]

---

3. SEC Use Only

---

4. Source of Funds
   AF

---

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

---

6. Citizenship or Place of Organization

   New York

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0-
	8. Shared Voting Power: 48,672
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 48,672

---

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    48,672

---

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

---

13. Percent of Class Represented by Amount in Row (9)
    5.0%

---

14. Type of Reporting Person (See Instructions)
    OO

1.	NAME OF FILING PARTIES The Ravenswood Investment Company, L.P. I.R.S. Identification No. Of Above Persons (Entities Only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0-
	8. Shared Voting Power: 48,672
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 48,672

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 48,672

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9) 5.0%

14.	Type of Reporting Person (See Instructions) PN

STATEMENT ON SCHEDULE 13D
AMENDMENT NO. 6

This Statement on Schedule 13D Amendment No. 6 (this "Statement") is filed on behalf of the Filing Parties (defined below) with the Securities and Exchange Commission (the "Commission"). This Statement amends and restates the Statement on Schedule 13D with respect to the Common Stock, $0.01 par value per share, of Bishop Capital Corporation ("Bishop Capital" or the "Issuer") filed on May 28, 2004, with the Commission, as amended by Amendments No. 1, 2, 3, 4 and 5 thereto, filed on June 23, 2004, July 7, 2004, October 15, 2004, November 26, 2004 and December 8, 2004 with the Commission.

Item 1.   Security and Issuer

This Statement relates to shares of the Common Stock, $0.01 par value (the "Common Stock"), of Bishop Capital Corporation (the "Issuer"). The address of the Issuer's principal executive offices and principal business is 222 N. Broadway, Suite A, Riverton, Wyoming 82501.

Item 2.   Identity and Background

 (a), (b),(c) and (f). This Statement is filed on behalf of the following six persons: Robert E. Robotti ("Robotti"), Robotti & Company, Incorporated ("ROBT"), Robotti & Company, LLC ("Robotti & Company"), Kenneth R. Wasiak ("Wasiak"), Ravenswood Management Company, L.L.C. ("RMC") and The Ravenswood Investment Company, L.P., ("RIC," and together with Robotti, ROBT, Robotti & Company, Wasiak and RMC, the "Filing Parties").

Mr. Robotti is a United States citizen whose principal occupation is serving as the president and treasurer of ROBT. ROBT, a New York corporation, is the parent holding company of Robotti & Company. Robotti & Company, a New York limited liability company, is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended ("Exchange Act"). Mr. Wasiak is a United States citizen whose principal occupation is serving as a partner in the accounting firm of Pustorino, Puglisi & Company, P.C. Each of Messrs. Robotti and Wasiak are Managing Members of RMC. RMC, a New York limited liability company, is the general partner of RIC. RIC, a New York limited partnership, is a private investment partnership engaged in the purchase and sale of securities for its own account.

The address of each of the Filing Parties other than Mr. Wasiak and RMC is 52 Vanderbilt Avenue, New York, New York 10017. RMC's address is 104 Gloucester Road, Massapequa, New York, New York 11758 and Mr. Wasiak's business address is 515 Madison Avenue, New York, NY 10022

Executive Officers and Directors:

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of ROBT is included in Schedule A hereto and is incorporated by reference herein.

(d) and (e). The Filing Parties, and to the best knowledge of the Filing Parties, the persons set forth on Schedule A hereto, have not, during the last five years, been convicted in a criminal proceedings (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 200 shares of Common Stock held by ROBT is $112.50 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by ROBT were paid for using its working capital funds.

The aggregate purchase price of the 3,500 shares of the Common Stock held by Robotti & Company is $2,384.10 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Robotti & Company were paid for using its working capital funds.

The aggregate purchase price of the 48,672 shares of the Common Stock held by RIC is $58,513.27 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by RIC were paid for using its working capital funds.

Item 4. **Purpose of Transaction**

The Ravenswood Investment Company, L.P., Robotti & Company, Incorporated and Robotti & Company, LLC, as plaintiffs, and Bishop Capital, Robert E. Thrailkill, Robert J. Thrailkill, and Sherry L. Moore, as defendants (the "Defendants"), entered into a stipulation (the "December 14 Stipulation"), which was signed by the United States District Court, Southern District of New York, on December 14, 2004. The December 14 Stipulation provided that the Special Meeting of Shareholders of Bishop Capital Corporation will be held as noticed and scheduled on Thursday, December 16, 2004 at 1:00 p.m., MST, at which time all shareholders are being asked to approve an amendment to the Articles of Incorporation of Bishop Capital Corporation to effect a 1 for 110 reverse stock split, and the repurchase of fractional shares (the "Transaction"). However, if the Transaction is approved by the shareholders, no party shall take any action to implement the Transaction pending further Order of the Court.

A copy of the Stipulation is filed as Exhibit 15 hereto and incorporated by reference herein.

On December 3, 2004, The Ravenswood Investment Company, L.P. ("Ravenswood") sent a letter to Bishop Capital (the "December Demand Letter") demanding among other things, pursuant to 17-16-1602 of the Wyoming Business Corporation Act: (i) certain financial statement of Bishop Capital and its subsidiaries, (ii) certain accountant work papers, copies of other communications and other accounting and financial statements and instruments, and (iii) certain minutes, or consents in lieu thereof, of Bishop Capital's and its subsidiaries Boards of Directors, committees thereof or shareholders.

The purpose of Ravenswood's demand was (a) to determine the actual value of Bishop Capital's common stock, (b) to investigate whether proper tax and accounting provisions have been made in connection with the issuance of at least 202,569 shares of Bishop Capital's common stock (or in excess of 20% of the shares of Bishop Capital's outstanding) to Directors and former Directors of Bishop Capital for nominal consideration, (c) to investigate the existence of mismanagement, waste of corporate assets and self-dealing by incumbent executive officers and directors of Bishop Capital and (d) to investigate the existence of false and misleading statements and material omissions in the Company's Proxy Statement on Schedule 14A Amendment No. 2 filed with the Securities and Exchange Commission on October 29, 2004.

On December 3, 2004, Ravenswood filed an order to show cause (the "December Order to Show Cause") with supporting affidavits seeking, inter alia, to enjoin Bishop Capital and its Directors (a) from taking any steps to solicit or vote any proxies, consents, or authorizations with respect to the Bishop Capital Corporation Proxy Statement dated October 29, 2004; (b) from permitting any vote by shareholders on any action to be taken on any proposal at the Bishop Capital shareholders meeting scheduled for December 16, 2004, including any proposal to amend the articles of incorporation to permit a reverse stock split, the purchase of fractional shares for a pre-split one dollar per share and the deregistering the shares of Bishop Capital common stock; and (c) from voting their own Bishop Capital Corporation shares on the grounds that they were obtained through illegal self-dealing, and to order that Defendants immediately file a corrective proxy statement with the Securities and Exchange Commission and immediately mail copies to Bishop Capital Corporation's shareholders. On December 3, the court signed the order to show cause and thereby scheduled a hearing for December 9, 2004 at 10:00 a.m.

On November 23, 2004, The Ravenswood Investment Company, L.P., Robotti & Company, Incorporated and Robotti & Company, LLC (the "Plaintiffs") filed a complaint in the United States District Court, Southern District of New York, naming Bishop Capital, Robert E. Thrailkill, Robert J. Thrailkill, and Sherry L. Moore, as defendants (the "Defendants"). The complaint alleges that the defendants have violated Sections 10, 13(d), 13(e) and 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that the individual defendants have violated Section 20(a) of the Exchange Act, breached their common law and statutory fiduciary duties to Bishop Capital and its shareholders and engaged in ultra vires acts. The complaint states that the defendants are using false and misleading material in the Company's proxy statement filed with the Securities and Exchange Commission (the "Commission") and disseminated to shareholders of the Company on or about November 12, 2004 in connection with Bishop Capital's solicitation of proxies for its special meeting of shareholders. The complaint states that at the special meeting, shareholders of Bishop Capital will vote on whether to approve an amendment to the Company's articles of incorporation to effect a 1-for-110 reverse stock split and repurchase fractional shares which would cause the number of shareholders of record to number below 300 and permit the company to go private and cease its obligations to make public filings with the SEC. The complaint also states that in the proxy statement, among other things, the Company has grossly undervalued its real estate and gas royalty interests in order to induce shareholders to vote in favor of amending the articles of incorporation to permit the reverse stock split. In addition, the complaint states that (a) the Company has failed to hold or give notice of annual meetings of shareholders since 1997, (b) the individual defendants have failed to disclose their holdings under Section 13(d) of the Exchange Act and (c) the Directors have issued to themselves more than 20% of the Company's stock for nominal consideration in breach of their fiduciary duties.

In the complaint Plaintiffs seek, among other remedies, (a) to enjoin the Defendants' use of the false and misleading statements in the proxy statement, (b) to enjoin the shareholders' vote currently scheduled for December 16, 2004, (c) to rescind the Company's issuance of shares to the individual Defendants and (d) to enjoin the Individual Defendants from voting their shares and from continuing to act as officers and directors of the Company.

A copy of the complaint is filed as Exhibit 9 hereto and incorporated by reference herein.

On October 13, 2004, RIC sent a letter to Mr. Robert E. Thrailkill, Chairman of the Board of Directors of Bishop Capital, a copy of which is attached as Exhibit 8, in which RIC set forth its willingness to offer, subject to the terms and conditions set forth therein, $1,794,044 to purchase Bishop Capital (or $2.00 per share in cash for each of the 897,022 shares outstanding). In addition, in the letter RIC made offers, subject to the terms and conditions set forth therein, to purchase certain of Bishop Capital's asset at prices above the amounts Bishop Capital had valued such assets in liquidation, namely:

- $500,000 for Bishop Capital's 80% interest in the Bridger Creek Partnership, which it had valued in liquidation at $468,806;
- $1,000,000 for Bishop Capital's limited and general partner interests in Bishop Powers, Ltd., which it had valued in liquidation at $453,811; and
- $150,000 for Bishop Capital's partnership interest in Creekside Apartments, LLLP, including the obligation to advance up to $259,200, if required, which Bishop Capital had valued in liquidation at -$259,200.

If Bishop Capital were to consummate RIC's offers for the assets set forth above, based on Bishop Capital's own calculation in its Schedule 14A Preliminary Proxy Statement Amendment No. 6 (including all of its assumptions), the liquidation value of Bishop Capital would be $2.62 per share, which Bishop Capital could then distribute as a dividend to all shareholders. RIC suspects that in an orderly liquidation of assets, Bishop Capital would realize better values for its assets as well as liquidation costs lower than its Board of Director's estimate of 25% of the value of Bishop Capital's assets, which would result in higher value being realized by all shareholders for their shares of Bishop Capital.

On July 6, 2004, RIC sent a letter to Mr. Robert E. Thrailkill, Chairman of the Board of Directors of Bishop Capital, a copy of which is attached as Exhibit 6 hereto and incorporated by reference herein, notifying Bishop Capital that RIC would communicate with shareholders of Bishop Capital with respect to the solicitation of proxies by Bishop Capital at the Special Meeting of Shareholders of Bishop Capital (the "Special Meeting") contemplated by Schedule 14A Preliminary Proxy Statement Amendment No. 4 filed by Bishop Capital on June 15, 2004, with the Commission. In connection therewith, RIC demanded, pursuant to Rule 14a-7 of the Exchange Act, to receive records and documents of Bishop Capital relating to record and beneficial holders of the Bishop Capital common stock.

On June 17, 2004, RIC sent a letter to Mr. Robert E. Thrailkill, Chairman of the Board of Directors of Bishop Capital, a copy of which is attached as Exhibit 5 hereto and incorporated by reference herein, notifying Bishop Capital that RIC may solicit Bishop Capital's shareholders with respect to the Special Meeting or communicate with shareholders of Bishop Capital with respect to the solicitation of proxies by Bishop Capital at such Special Meeting. In connection therewith, RIC demanded, pursuant to Rule 14a-7 of the Exchange Act, to receive records and documents of Bishop Capital relating to record and beneficial holders of Bishop Capital common stock.

On or about June 4, 2004, RIC received a letter dated June 4, 2004 (the "June 4th Letter"), from A. Thomas Tenenbaum, Esq. of Tenenbaum & Kreye LLP, counsel to Bishop Capital, with respect to the letter sent by RIC to Mr. Robert E. Thrailkill, Chairman of the Board of Directors of Bishop Capital on May 14, 2004 and January 27, 2004. Based on this letter, RIC believes that the Issuer and its Board of Directors failed to seriously consider the offers set forth in those two letters from RIC. A copy of the June 4th Letter is attached as Annex A to RIC's June 17th Letter.

On May 14, 2004, RIC sent a letter (the "May 14th Letter") to Mr. Robert E. Thrailkill, Chairman of the Board of Directors of Bishop Capital, a copy of which is attached hereto as Exhibit 3 and incorporated by reference herein. In the May 14th Letter, RIC again set forth its willingness subject to the terms and conditions set forth therein, to purchase **all** outstanding shares of the Issuer, this time increasing its proposed offering price to $1.25 per share in cash.

On April 16, 2004, Bishop Capital filed with the Commission its Preliminary Proxy Statement on Schedule 14A Amendment No. 3 in which Bishop Capital proposed to offer $1.00 per pre-split share for each fractional share and again nothing for each post-split whole share.

On January 27, 2004, RIC sent a letter (the "Initial Letter") to Mr. Robert E. Thrailkill, Chairman of the Board of Directors of Bishop Capital, a copy of which is attached hereto as Exhibit 2 and incorporated by reference herein. In the Initial Letter, RIC set forth its willingness, subject to the terms and conditions set forth therein, to purchase **all** outstanding shares of Bishop Capital for $1.00 per share in cash. RIC received no response from Bishop Capital or its Board of Directors to RIC's offer in the Initial Letter.

On December 24, 2003, Bishop Capital filed with the Commission its Preliminary Proxy Statement on Schedule 14A Amendment No. 2 in which Bishop Capital proposed to effect a 1-for-110 reverse stock split and subsequently deregister its shares of Common Stock, thereby terminating its reporting obligations under the Exchange Act. Bishop Capital also proposed to offer $0.50 per pre-split share for each fractional share and nothing for each post-split whole share.

The Filing Parties believe the shares of the Common Stock trade at a substantial discount to the Issuer's private market value. In an effort to protect this investment, as well as to maximize investor value, the Filing Parties may acquire additional shares of the Common Stock, dispose of all or some of these shares of the Common Stock from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the shares of the Common Stock, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors. In addition, the Filing Parties intend to communicate with other shareholders and management of the Issuer about maximizing the value of their shares of Common Stock.

Item 5.   Interest in Securities of the Issuer

(a)-(b) The aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of a group, is as follows:

Filing Party	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*
Robotti (1)(2)(3)(4)	52,372	0	52,372	5.4%
ROBT (1)(2)	3,700	0	3,700	**
Robotti & Company (1)	3,500	0	3,500	**
Wasiak (1)(4)	48,672	0	48,672	5.0%
RMC (1)(4)	48,672	0	48,672	5.0%
RIC (1)	48,672	0	48,672	5.0%

   * Based on 969,127 shares of Common Stock, par value $0.01 per share, outstanding as of November 12, 2004, as disclosed in the Issuer's Quarterly Report on Form 10-QSB, for the quarter ended September 30, 2004.
      ** Less than one percent.

   (e)   Each of the Filing Parties disclaims beneficial ownership of the securities held by the other Filing Parties except to the extent of such Filing Party's pecuniary interest therein, if any.

   (2) Each of Mr. Robotti and ROBT share with Robotti & Company the power to vote or direct the vote, and share the power to dispose or to direct the disposition of, 3,500 shares of Common owned by Robotti & Company.

   (3) Mr. Robotti shares with ROBT the power to vote or direct the vote, and shares the power to dispose or to direct the disposition of, 200 shares of Common owned by ROBT.

   (4) Each of Messrs. Robotti and Wasiak and RMC share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition of, 48,672 shares of Common owned by RIC.

   ©   There have been no transactions in the Issuer's Common Stock by the Filing Parties during the past sixty days.
   (d)   No Person other than the Filing Parties is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Filing Parties.
   (e)   Not Applicable.

Item 6.   Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

        Each of the Reporting Persons is a party to a Joint Filing Agreement, dated as of July 7, 2004 (the "Joint Filing Agreement"), pursuant to which the parties agreed to jointly file this Statement and any and all amendments and supplements thereto with the Commission. The Joint Filing Agreement is filed herewith as Exhibit 7 and incorporated herein by reference.

Item 7.   Materials To Be Filed As Exhibits

The following documents are filed herewith or have been previously filed:

1.   Joint Filing Agreement dated May 27, 2004 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Ravenswood Management Company, L.L.C. and The Ravenswood Investment Company, L.P.

2.   Letter dated January 27, 2004, from The Ravenswood Investment Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation.

3.   Letter dated May 14, 2004, from The Ravenswood Investment Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation.

4.   Letter dated June 16, 2004, from The Ravenswood Investment Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation with respect to RIC's proposal to purchase Bishop Capital.

5.   Letter dated June 16, 2004, from The Ravenswood Investment Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation with respect to RIC's possible solicitation of or communication with shareholders and its demand pursuant to Rule 14a-7.

6.   Letter dated July 6, 2004, from The Ravenswood Investment Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation with respect to RIC's communication with shareholders and its demand pursuant to Rule 14a-7.

7.   Amended and Restated Joint Filing Agreement dated July 7, 2004 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C. and The Ravenswood Investment Company, L.P.

8.   Letter dated October 13, 2004, from The Ravenswood Investment Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation with respect to RIC's proposal to purchase Bishop Capital or certain assets of Bishop Capital.

9.   Complaint filed on November 23, 2004 by The Ravenswood Investment Company, L.P., Robotti & Company, Incorporated and Robotti & Company, LLC in The United States District Court, Southern District of New York, naming Bishop Capital, Robert E. Thrailkill, Chairman of the Board of Directors, Robert J. Thrailkill, Director, and Sherry L. Moore, Director and Secretary and Chief Financial Officer, as defendants.

10.   Letter dated December 3, 2004, from The Ravenswood Investment Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation with respect to RIC's demand for the records of Bishop Capital Corporation pursuant to 17-16-1602 of the Wyoming Business Corporation Act.

11.   Order to Show Cause (the "Order to Show Cause") filed in the United States District Court for the Southern District of New York on December 3, 2004 by The Ravenswood Investment Company, L.P., Robotti & Company, Incorporated and Robotti & Company, LLC against Bishop Capital Corporation, Robert E. Thrailkill, Robert J. Thrailkill and Sherry L. Moore signed by the court.

12.   Declaration of William C. Rand, Esq. filed in the United States District Court for the Southern District of New York on December 3, 2004, in support of Order To Show Cause.

13.   Declaration of Robert E. Robotti filed in the United States District Court for the Southern District of New York on December 3, 2004, in support of Order To Show Cause.

14.   Memorandum of Law in Support of Plaintiffs' Motion for a Temporary Restraining Order and Preliminary Injunctions filed in the United States District Court for the Southern District of New York on December 3, 2004 relating to the Order to Show Cause.

15.   Stipulation and Order by the Plaintiffs, The Ravenswood Investment Company, L.P., Robotti & Company, Incorporated and Robotti & Company, LLC, and the Defendants, Bishop Capital Corporation, Robert E. Thrailkill, Robert J. Thrailkill and Sherry L. Moore and ordered by the United States District for the Southern District of New York on December 14, 2004.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 16, 2004

Robotti & Company, Incorporated

/s/ Robert E. Robotti   By: /s/ Robert E. Robotti
Robert E. Robotti   Name: Robert E. Robotti
                                                                                  Title: President and Treasurer

Robotti & Company, LLC   /s/ Kenneth R. Wasiak
                                                                            Kenneth R. Wasiak

By: Robotti & Company, Incorporated
         Its Managing Member

By: /s/ Robert E. Robotti
         Name: Robert E. Robotti
         Title: President and Treasurer

Ravenswood Management Company, L.L.C.   The Ravenswood Investment Company, L.P.

By: /s/ Robert E. Robotti   By: Ravenswood Management Company, L.L.C.
       Name: Robert E. Robotti   Its General Partner
       Title: Managing Member

                                                                  By: /s/ Robert E. Robotti
                                                                         Name: Robert E. Robotti
                                                                         Title: Managing Member

Schedule A

Information Concerning Directors and Executive Officers of Robotti & Company, Incorporated

The following table sets forth certain information concerning each of the directors and executive officers of Robotti & Company Incorporated as of the date hereof. The business address of each person is:

Name:	Robert E. Robotti
	(Director, President, Treasurer)
Citizenship	U.S.A.
Principal Occupation:	President and Treasurer, Robotti & Company, Incorporated
Business Address:	52 Vanderbilt Avenue, New York, New York 10017

Name:	Joseph E. Reilly
	(Director, Secretary)
Citizenship:	U.S.A.
Principal Occupation:	Director and Secretary, Robotti & Company, Incorporated
Business Address:	52 Vanderbilt Avenue, New York, New York 10017

Name:	Kenneth R. Wasiak
	Director
Citizenship	U.S.A.
Principal Occupation:	Partner, Pustorino, Puglisi & Co., P.C.
Business Address:	515 Madison Avenue
	New York, New York 10022

EXHIBIT INDEX

The following documents are filed herewith or previously filed:

Exhibit	Page
1. Joint Filing Agreement dated May 27, 2004 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Ravenswood Management Company, L.L.C. and The Ravenswood Investment Company, L.P.	Previously filed
2. Letter dated January 27, 2004, from The Ravenswood Investment Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation.	Previously filed
3. Letter dated May 14, 2004, from The Ravenswood Investment Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation.	Previously filed
4. Letter dated June 16, 2004, from The Ravenswood Investment Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation with respect to RIC's proposal to purchase Bishop Capital.	Previously filed
5. Letter dated June 16, 2004, from The Ravenswood Investment Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation with respect to RIC's possible solicitation of or communication with shareholders and its demand pursuant to Rule 14a-7.	Previously filed
6. Letter dated July 6, 2004, from The Ravenswood Investment Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation with respect to RIC's communication with shareholders and its demand pursuant to Rule 14a-7.	Previously filed
7. Amended and Restated Joint Filing Agreement dated July 7, 2004 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C. and The Ravenswood Investment Company, L.P.	Previously filed
8. Letter dated October 12, 2004, from The Ravenswood Investment Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation with respect to RIC's proposal to purchase Bishop Capital or certain assets of Bishop Capital.	Previously filed
9. Complaint filed on November 23, 2004 by The Ravenswood Investment Company, L.P., Robotti & Company, Incorporated and Robotti & Company, LLC in The United States District Court, Southern District of New York, naming Bishop Capital, Robert E. Thrailkill, Chairman of the Board of Directors, Robert J. Thrailkill, Director, and Sherry L. Moore, Director and Secretary and Chief Financial Officer, as defendants.	Previously filed

10. Letter dated December 3, 2004, from The Ravenswood Investment Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation with respect to RIC's demand for the records of Bishop Capital Corporation pursuant to 17-16-1602 of the Wyoming Business Corporation Act.	Previously filed
11. Order to Show Cause (the "Order to Show Cause") filed in the United States District Court for the Southern District of New York on December 3, 2004 by The Ravenswood Investment Company, L.P., Robotti & Company, Incorporated and Robotti & Company, LLC against Bishop Capital Corporation, Robert E. Thrailkill, Robert J. Thrailkill and Sherry L. Moore signed by the court.	Previously filed
12. Declaration of William C. Rand, Esq. filed in the United States District Court for the Southern District of New York on December 3, 2004, in support of Order To Show Cause.	Previously filed
13. Declaration of Robert E. Robotti filed in the United States District Court for the Southern District of New York on December 3, 2004, in support of Order To Show Cause.	Previously filed
14. Memorandum of Law in Support of Plaintiffs' Motion for a Temporary Restraining Order and Preliminary Injunctions filed in the United States District Court for the Southern District of New York on December 3, 2004 relating to the Order to Show Cause.	Previously filed
15. Stipulation and Order by the Plaintiffs, The Ravenswood Investment Company, L.P., Robotti & Company, Incorporated and Robotti & Company, LLC, and the Defendants, Bishop Capital Corporation, Robert E. Thrailkill, Robert J. Thrailkill and Sherry L. Moore and ordered by the United States District for the Southern District of New York on December 14, 2004.	Page 19

<u>EXHIBIT 15</u>

McCARTER & ENGLISH, LLP
245 Park Avenue
27th Floor
New York, New York 10167
(212) 609-6808
Bishop Capital Corp., Robert E. Thrailkill
  Robert J. Thrailkill, and Sherry L. Moore

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

---x

THE RAVENSWOOD INVESTMENT
COMPANY, L. P., ROBOTTI & COMPANY,
INCORPORATED and ROBOTTI &
COMPANY, LLC,

              Plaintiffs,

-against-

BISHOP CAPITAL CORP., ROBERT E.
THRAILKILL, ROBERT J. THRAILKILL,
and SHERRY L. MOORE,

              Defendants.

---x

ECF

2004 Civ. 9266 (KMK)

STIPULATION AND ORDER

IT IS HEREBY STIPULATED AND AGREED by and between the undersigned attorneys for plaintiffs The Ravenswood Investment Company, L.P., Robotti & Company, Incorporated and Robotti & Company, LLC ("Plaintiffs") and defendants Bishop Capital Corp., Robert E. Thrailkill, Robert J. Thrailkill and Sherry L. Moore ("Defendants"):

     1.   The parties hereby agree, without prejudice to any party's rights, that the Special Meeting of Shareholders of Bishop Capital Corporation will be held as noticed and scheduled on Tuesday, December 16, 2004 at 1:00 p.m., MST, at which time all shareholders are being asked to approve an amendment to the Articles of Incorporation of Bishop Capital Corporation to effect a 1 for 110 reverse stock split, and the repurchase of fractional shares (the "Transaction").

     2.   The parties further hereby agree that, if the Transaction is approved by the shareholders, no party shall take any action to implement the Transaction pending further Order of the Court.

     3.   The parties further hereby agree that by entering into this stipulation no party admits or shall be deemed to have admitted, any fact or any entitlement to any relief sought in this action by any party.

     4.   Plaintiffs shall file and serve opposition papers, if any, to Defendants' Motion to Dismiss Plaintiffs' Complaint or Transfer Venue on or before Wednesday, December 15, 2004.

     5.   Defendants shall file and serve reply papers, if any, in further support of their Motion to Dismiss Plaintiffs' Complaint or Transfer Venue on or before Friday, December 17, 2004.

6.   Oral argument on Defendants' Motion to Dismiss Plaintiffs' Complaint or Transfer Venue shall be heard on December 21, 2004 at 10 o'clock.

Dated: December 10, 2004

BY: /s/ Richard A. Beran
     Richard A. Beran, Esq.
     McCARTER & ENGLISH, LLP
     245 Park Avenue - 27th Floor
     New York, NY 10167
     (212) 609-6800
     Attorneys for Defendants
     Bishop Capital Corp., Robert E.
     Thrailkill, Robert J. Thrailkill and
     Sherry L. Moore

BY: /s/ William C. Rand
     William C. Rand, Esq.
     LAW OFFICE OF
     WILLIAM COUDERT RAND
     711 Third Avenue, Suite 1505
     New York, NY 10017
     (212) 286-1425
     Attorneys for Plaintiffs
     The Ravenswood Investment
     Company, L.P., Robotti &
     Company, Incorporated and
     Robotti & Company, LLC

SO ORDERED:

/s/ Kenneth M. Karas
KENNETH M. KARAS, U.S.D.J.
            12/14/04